SAN ANTONIO VENTURES INC.

(An exploration stage company)

Condensed Interim Financial Statements

Nine months ended December 31, 2013

As expressed in Canadian dollars

[Unaudited – prepared by Management]

SAN ANTONIO VENTURES INC.

3750 W 49th Avenue, Vancouver, BC, Canada, V6N 3T8

Telephone (604) 250-2844

Email: dyakowski@telus.net

NOTICE OF NO AUDITOR REVIEW OF CONDENSED INTERIM FINANCIAL STATEMENTS

Under National Instrument 51-102, Part 4, subsection 4.3(3), if an auditor has not performed a review of the condensed interim financial statements, they must be accompanied by a notice indicating that the financial statements have not been reviewed by an auditor.

The accompanying unaudited condensed interim financial statements of the Company have been prepared by and are the responsibility of the Company’s management.

The Company’s independent auditor has not performed a review of these condensed financial statements in accordance with the standards established by the Canadian Institute of Chartered Accountants for a review of condensed interim financial statements by an entity’s auditor.

“Kenneth C. Phillippe”

Kenneth C. Phillippe

Chief Financial Officer

SAN ANTONIO VENTURES INC.
(An exploration stage company)

Condensed Interim Statements of Financial Position
As expressed in Canadian dollars
[Unaudited – prepared by management]
	December 31	March 31
	2013	2013
	$	$
ASSETS
Current assets
Cash and cash equivalents	162,179	220,347
Receivables	1,867	10,243
Prepaid expenses	-	3,900

Total current assets	164,046	234,490

Equipment, net (Note 4)	410	528

Exploration and evaluation assets (Note 3)	423,564	477,075

Total assets	588,020	712,093

LIABILITIES
Current liabilities
Accounts payable and accrued liabilities	14,335	15,625

Total current liabilities	14,335	15,625

SHAREHOLDERS’ EQUITY
Share capital	1,122,056	1,122,056
Reserves	106,951	106,951
Deficit	(655,322)	(532,539)

Total shareholders’ equity	573,685	696,468

Total liabilities and shareholders’ equity	588,020	712,093

Nature and continuance of operations (Note 1)
Commitments (Note 8)

On behalf of the Board:

“Chris Dyakowski”	“Stephen Kenwood”
Director	Director

The accompanying notes are an integral part of these condensed financial statements

SAN ANTONIO VENTURES INC.
(An exploration stage company)

Condensed Interim Statements of Operations, Comprehensive Loss and Deficit
As expressed in Canadian dollars
[Unaudited – prepared by management]
Three Months ended December 31		Three Months ended December 31	Nine Months ended December 31	Nine Months ended December 31
	2013	2012	2013	2012
	$	$	$	$
General and Administrative Expenses
Amortization	39	-	118	-
Bank charges and interest	602	57	739	193
Consulting fee	15,000	15,000	45,000	45,000
Filing and transfer agent fees	4,010	1,122	13,485	7,020
Office and miscellaneous	263	1,522	680	1,764
Professional fees	27,225	30,705	57,325	58,786
Telephone	1.379	1,909	3,382	4,509
Travel and promotion	1,108	2,087	2,054	4,071

Net loss and comprehensive loss for the period	(49,626)	(52,401)	(122,783)	(121.342)

Basic and diluted loss per share	(0.01)	(0.01)	(0.01)	(0.01)

Weighted average number of common shares - Basic and diluted	9,482,500	9,482,500	9,482,500	9,482,500

The accompanying notes are an integral part of these condensed financial statements

SAN ANTONIO VENTURES INC.
(An exploration stage company)

Condensed Interim Statements of Cash Flows
As expressed in Canadian dollars
[Unaudited – prepared by management]
	Three Months ended December 31	Three Months ended December 31	Nine Months ended December 31	Nine Months ended December 31
	2013	2012	2013	2012
	$	$	$	$
Cash flows from (used in)

Operating activities

Loss for the period	(49,626)	(52,401)	(122,783)	(121,342)
Adjustments
Amortization	39	-	118	-

Changes in non-cash working capital:
Receivables	252	43,850	8,376	34,915
Prepaid expenses	1,300	1,329	3,900	1,266
Accounts payable	7,431	723	(1,290)	6,063

Net cash flows used in operating activities	(40,604)	(6,499)	(111,679)	(70,098)

Investing activities
Acquisition of equipment	-	-	-	(755)
Exploration and evaluation assets expenditures Mineral exploration tax credit	(910) 54,421	- -	(910) 54,421	(30,100) -

Net cash flows used in investing activities	53,511	-	53,511	(30,855)

Increase in cash and cash equivalents	12,907	(6,499)	(58,168)	(109,953)

Cash and cash equivalents, beginning of period	149,272	272,201	220,347	375,655

Cash and cash equivalents, end of period	162,179	265,702	162,179	265,702

Supplemental Information

Interest paid in cash			-	-
Income taxes paid in cash			-	-

The accompanying notes are an integral part of these condensed financial statements

SAN ANTONIO VENTURES INC.
(An exploration stage company)

Condensed Interim Statement of Changes in Equity
As expressed in Canadian dollars
[Unaudited – prepared by management]
	Common shares		Share based
	Number	Amount	Reserves	Deficit	Total
		$		$	$
Balance, March 31, 2012	9,482,500	1,122,056	106,951	(366,385)	862,622

Net loss and comprehensive loss for the year	-	-	-	(121,342)	(121,342)
Balance, December 31, 2012	9,482,500	1,122,056	106,951	(487,727)	741,280

Net loss and comprehensive loss for the year	-	-	-	(44,812)	44,812213)
Balance, March 31, 2013	9,482,500	1,122,056	106,951	(532,539)	696,468

Net loss and comprehensive loss	-	-	-	(122,783)	(122,783)
Balance, December 31, 2013	9,482,500	1,122,056	106,951	(655,322)	573,685
The accompanying notes are an integral part of these condensed financial statements

SAN ANTONIO VENTURES INC.
(An exploration stage company)

Notes to Condensed Interim Financial Statements
For the nine months ended December 31, 2013
As expressed in Canadian dollars
[Unaudited – prepared by management]

1.

Nature and Continuance of Operations

The Company was incorporated on June 9, 2010 under the Business Corporations Act (British Columbia).  The Company’s principal business activity is the exploration of mineral properties. The Company currently conducts substantially all of its operations in Canada in one business segment.

The head office, principal address and registered and records office of the Company are located at 3750 W. 49th Avenue, Vancouver, BC, Canada, V6N 3T8.

The Company has not yet determined whether its properties contain ore reserves that are economically recoverable.  The recoverability of the amounts shown for mineral properties and exploration costs is dependent upon the existence of economically recoverable ore reserves, the ability of the Company to obtain necessary financing to complete the exploration and development of its properties, and upon future profitable production or proceeds from the disposal of properties.

The Company emphasises that attention should be drawn to matters and conditions that indicate the existence of a material uncertainty that may cast significant doubt about the Company's ability to continue as a going concern.  These financial statements have been prepared using accounting principles applicable to a going concern which assumes the Company will continue in operation for the foreseeable future and will be able to realize its assets and discharge its liabilities in the normal course of business rather than through a process of forced liquidation. The recoverability of capitalized costs on the Fame Property is uncertain and dependent upon projects achieving commercial production or sale.  The ability of the Company to carry out its business objectives dependent on the Company’s ability to receive continued financial support from related parties, to obtain public equity financing, or to generate profitable operations in the future.

	December 31,	March 31
	2013	2013

Deficit	$ (655,322)	$ (532,539)
Working capital	$ 149,711	$ 218,865

2.

Significant Accounting Policies

Basis of Presentation

These condensed interim financial statements are unaudited and have been prepared in accordance with International Accounting Standard 34 – Interim Financial Reporting, using accounting policies consistent with International Financial Reporting Standards (IFRS) issued by the International Accounting Standards Board (IASB) and interpretations of the International Reporting Interpretations Committee (IFRIC).  They do not include all of the information required for full annual financial statements.

These condensed interim financial statements have been prepared on a historical cost basis except for certain financial instruments which are measured at their fair value as explained in the accounting policies set out below.  In addition, these condensed interim financial statements have been prepared using the accrual basis of accounting

SAN ANTONIO VENTURES INC.
(An exploration stage company)

Notes to Condensed Interim Financial Statements
For the nine months ended December 31, 2013
As expressed in Canadian dollars
[Unaudited – prepared by management]

2.

Significant Accounting Policies (cont’d…)

Approval of financial statements

The financial statements were approved by the Board of Directors of the Company on February 16, 2014.

Cash and cash equivalents

Cash and cash equivalents consist of cash on hand, deposits in banks and highly liquid investments with an original maturity of three months or less.  There was no cash equivalents as at December 31, 2013 and March 31, 2013.

Property and equipment

Property and equipment are recorded at cost less accumulated depreciation and impairment losses.  Equipment is depreciated to write off the cost of assets to operations using declining balance method over their estimated useful life at the following annual rates:

Computer equipment - 30%

Exploration and evaluation assets

The Company is in the exploration stage with respect to its investment in mineral interests. Accordingly, once a license to explore an area has been secured, the Company follows the practice of capitalizing all costs relating to the acquisition of, exploration for and development of exploration and evaluation assets.  Such costs, include, but are not limited to, geological and geophysical studies, exploratory drilling and sampling. At such time as commercial production commences, these costs will be charged to operations on a unit-of-production method based on proven and probable resources.  The aggregate costs, related to abandoned exploration and evaluation assets are charged to operations at the time of any abandonment or when it has been determined that there is evidence of a permanent impairment.

Although the Company has taken steps to verify title to mineral properties in which it has an interest, according to the usual industry standards for the stage of exploration of such properties, these procedures do not guarantee the Company’s title. Such properties may be subject to prior agreements or transfers and title may be affected by undetected title defects.

The recoverability of amounts shown for exploration and evaluation assets is dependent upon the discovery of economically recoverable resources, the ability of the Company to obtain financing to complete development of the properties, and on future production or proceeds of disposition.  The Company recognizes as income any costs recovered on exploration and evaluation assets when amounts received or receivable are in excess of the carrying amount.

Upon transfer of exploration and evaluation costs into mine development, all subsequent expenditures on the construction, installation or completion of infrastructure facilities are capitalized within mine development.  After production starts, all assets included in mine development costs are transferred to producing mines.

SAN ANTONIO VENTURES INC.
(An exploration stage company)

Notes to Condensed Interim Financial Statements
For the nine months ended December 31, 2013
As expressed in Canadian dollars
[Unaudited – prepared by management]

2.    Significant Accounting Policies (cont’d…)

Asset retirement obligation

Provisions for the decommissioning, restoration and rehabilitation are recognized in other liabilities when the Company has a present legal or constructive obligation as a result of past events, it is more likely than not that an outflow of resources will be required to settle the obligation and the amount can be reliably estimated. Provisions are measured at management’s best estimate of the expenditure required to settle the obligation at the end of the reporting period, and are discounted to present value where the effect is material. Upon initial recognition of the liability, the corresponding costs are added to the carrying amount of the related asset and amortized as an expense, using a systematic method, over the economic life of the asset. Following initial recognition of the asset retirement obligation, the carrying amount of the liability is adjusted annually for the passage of time and changes to the amount or timing of the underlying cash flows needed to settle the obligation. The Company performs evaluations to identify onerous contracts and, where applicable, records provisions for such contracts.  The Company does not have any asset retirement obligation as at December 31, 2013 and March 31, 2013.

Mining Tax Credit

Mining tax credits are recorded as a reduction of the related deferred exploration expenditures upon receipts from the Canadian Revenue Agency (“CRA”).   These non-repayable mining credits are earned in respect to exploration costs incurred in British Columbia, Canada and are recorded as a reduction of the related exploration expenditures.

Impairment of non-financial assets

The Company reviews and evaluates its property, including exploration and evaluation assets, property and equipment for indications of impairment when events or changes in circumstances indicate that the related carrying amount may not be recoverable or at least at the end of each reporting period.  The asset’s recoverable amount is estimated if an indication of impairment exists.

Impairment loss is recognized when the carrying amount of an asset exceeds its recoverable amount.  For an asset that does not generate largely independent cash inflows, the recoverable amount is determined for the cash-generating unit to which the asset belongs.  The cash-generating unit is the smallest identifiable group of assets that generates cash inflows that are largely independent of the cash inflows of other assets or groups of assets.  Future cash flows are estimated based on expected future production, commodity prices, operating costs and capital costs.

The recoverable amount is the greater of the asset’s fair value less costs to sell and value in use.  In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects the current market assessment of the time value of money and the risks specific to the asset.  Impairment losses reducing the carrying value to the recoverable amount are recognized in profit and loss.

An impairment loss is reversed if there is an indication that there has been a change in the estimates used to determine the recoverable amount.  An impairment loss is reversed only to the extent that the asset’s carrying amount does not exceed the carrying amount that would have been determined, net of depreciation, if no impairment loss had been recognized.

SAN ANTONIO VENTURES INC.
(An exploration stage company)

Notes to Condensed Interim Financial Statements
For the nine months ended December 31, 2013
As expressed in Canadian dollars
[Unaudited – prepared by management]

2.

Significant Accounting Policies (cont’d…)

Flow-through shares

Flow-through shares entitle a company that incurs certain resource expenditures in Canada to renounce them for tax purposes allowing the expenditures to be deducted for tax purposes by the investors who purchased the shares.  The Company adopted a policy whereby the premium paid for flow through shares in excess of the market value of the shares without the flow through features at the time of issue is credited to other liabilities and included in income at the time the qualifying expenditures are made.

A deferred tax liability is recognized in respect of the taxable temporary difference that arises from the difference between the carrying amount of eligible expenditures capitalized as an asset in the statement of financial position and its tax basis. A portion of the deferred income tax assets that were not previously recognized are recognized as a recovery of deferred income taxes in the statements of comprehensive loss up to the amount of the deferred tax liability upon renunciation.

Comprehensive income/loss

Comprehensive income/loss is the change in the Company’s shareholders’ equity that results from transactions and other events from other than the Company’s shareholders and includes items that would not normally be included in net earnings, such as unrealized gains and losses on available-for-sale investments. Certain gains and losses are presented in other comprehensive income until it is considered appropriate to recognize into net earnings.

Share based payments

The Company’s Stock Option Plan allows directors, officers and consultants to acquire shares of the Company in exchange for the options exercised. The fair value of share options granted to employees is recognized as an expense over the vesting period using the graded vesting method with a corresponding increase in equity. An individual is classified as an employee when the individual is an employee for legal or tax purposes (direct employee) or provides services similar to those performed by a direct employee, including directors of the Company.

Share based payments to non-employees are measured at the fair value of the goods or services received, unless that fair value cannot be estimated reliably, in which case the fair value of the equity instruments issued is used.  The value of the goods or services is recorded at the earlier of the vesting date, or the date the goods or services are received.

The fair value of Warrants issued to agents in connection with private placements (“Agent Warrants”) is recognized on the date of issue as a share issue cost. The Company uses the Black-Scholes option pricing model to estimate the fair value of Agent Warrants issued.

The fair value is measured at the grant date and recognized over the period during which the options vest. The fair value of the options granted is measured using the Black-Scholes option-pricing model, taking into account the terms and conditions upon which the options were granted. At each financial position reporting date, the amount recognized as an expense is adjusted to reflect the actual number of share options that are expected to vest based on estimate of forfeiture rate.

SAN ANTONIO VENTURES INC.
(An exploration stage company)

Notes to Condensed Interim Financial Statements
For the nine months ended December 31, 2013
As expressed in Canadian dollars
[Unaudited – prepared by management]

2.

Significant Accounting Policies (cont’d…)

Loss per share

Basic loss per share is calculated using the weighted average number of common shares outstanding during the period.  Diluted earnings (loss) per share is calculated giving effect to the potential dilution that would occur if securities or other contracts to issue common shares were exercised or converted to common shares using the treasury method.  The treasury method assumes that proceeds received from the exercise of stock options and warrants are used to repurchase common shares at the prevailing market rate.  Diluted loss per share is equal to the basic loss per share as the outstanding options and warrants are anti-dilutive.

Financial Instruments

The Company’s financial instruments consist of cash and cash equivalents and accounts payable and accrued liabilities. Cash and cash equivalents are classified as fair value through profit or loss and recorded at fair value. Accounts payable and accrued liabilities are classified as other financial liabilities, which are measured at amortized cost. The fair value of cash and cash equivalents and accounts payable and accrued liabilities are equal to their carrying value due to their short-term maturity.

Financial assets

The Company classifies its financial assets into one of the following categories, depending on the purpose for which the asset was acquired.  The Company’s accounting policy for each category is as follows:

Fair value through profit or loss – This category comprises derivatives, or assets acquired or incurred principally for the purpose of selling or repurchasing it in the near term.  They are carried in the balance sheet at fair value with changes in fair value recognized in the income statement.

Loans and receivables – These assets are non-derivative financial assets with fixed or determinable payment that are not quoted in an active market.  They are carried at cost less any provision for impairment.  Individually significant receivables are considered for impairment when they are past due or when other objective evidence is received that a specific counterparty will default.

Held-to-maturity investments – These assets are non-derivative financial assets with fixed or determinable payments and fixed maturities that the Company’s management has the positive intention and ability to hold to maturity.  These assets are measured at amortized cost using the effective interest method.  If there is objective evidence that the investment is impaired, determined by reference to external credit ratings and other relevant indicators, the financial asset is measured at the present value of estimated future cash flows.  Any changes to the carrying amount of the investment, including impairment losses, are recognized in the income statement.

Available-for-sale – Non-derivative financial assets not included in the above categories are classified as available-for-sale.  They are carried at fair value with changes in fair value recognized directly in equity.  Where a decline in the fair value of an available-for-sale financial asset constitutes objective evidence of impairment, the amount of the loss is removed from equity and recognized in the income statement.

SAN ANTONIO VENTURES INC.
(An exploration stage company)

Notes to Condensed Interim Financial Statements
For the nine months ended December 31, 2013
As expressed in Canadian dollars
[Unaudited – prepared by management]

2.

Significant Accounting Policies (cont’d…)

Financial Instruments (cont’d…)

All financial assets, except those at fair value through profit or loss, are subject to review for impairment at least at each reporting date.  Financial assets are impaired when there is objective evidence that a financial asset or a group of financial assets is impaired.  Different criteria are applied for each category of financial assets described above to determine impairment.

Financial liabilities

The Company classifies its financial liabilities into one of two categories, depending on the purpose for which the asset was acquired.  The Company’s accounting policy for each category is as follows:

Fair value through profit or loss – This category comprises derivatives or liabilities acquired or incurred principally for the purpose of selling or repurchasing it in the near term.  They are carried in the balance sheet at fair value with changes in fair value recognized in the income statement.

Other financial liabilities – This category includes promissory notes, amounts due to related parties and accounts payables and accrued liabilities, all of which are recognized at amortized cost.

Income taxes

Any income tax on profit or loss for the period presented comprises current and deferred tax. Income tax is recognized in profit or loss except to the extent that it relates to items recognized directly in equity or other comprehensive income, in which case the income tax is recognized in equity or other comprehensive income.

Current tax is the expected tax payable on the taxable income for the year, using tax rates enacted, or substantively enacted, at the end of the reporting period, and any adjustment to tax payable in respect of previous years. Current tax assets and current tax liabilities are only offset if a legally enforceable right exists to set off the amounts, and the Company intends to settle on a net basis, or to realize the asset and settle the liability simultaneously. Deferred tax is provided for temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes. Temporary differences are not provided for the initial recognition of assets or liabilities that affect neither accounting nor taxable profit. The amount of deferred tax provided is based on the expected manner of realization or settlement of the carrying amount of assets and liabilities, on a non-discounted basis using tax rates at the end of the reporting period applicable to the period of expected realization.

A deferred tax asset is recognized only to the extent that it is probable that future taxable profits will be available against which the asset can be utilized. To the extent that the Company does not consider it probable that a future tax asset will be recovered. The deferred tax asset is not recorded.

Deferred tax assets and liabilities are offset when there is a legally enforceable right to set off current tax assets against current tax liabilities and when they relate to income taxes levied by the same taxation authority and the Company intends to settle its current tax assets and liabilities on a net basis.

SAN ANTONIO VENTURES INC.
(An exploration stage company)

Notes to Condensed Interim Financial Statements
For the nine months ended December 31, 2013
As expressed in Canadian dollars
[Unaudited – prepared by management]

2.

Significant Accounting Policies (cont’d…)

Significant accounting judgments and estimates

The preparation of financial statements in conformity with IFRS requires management to make judgments and estimates and form assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and reported amounts of revenues and expenses during the reporting period. On an ongoing basis, management evaluates its judgments and estimates in relation to assets, liabilities, revenue and expenses. Management uses historical experience and various other factors it believes to be reasonable under the given circumstances as the basis for its judgments and estimates. Actual outcomes may differ from these estimates under different assumptions and conditions.

Significant assumptions about the future and other sources of estimation uncertainty that management has made at the statement of financial position date, that could result in a material adjustment to the carrying amounts of assets and liabilities , in the event that actual results differ from assumptions made, relate to , but are not limited to, the following:

•

the recoverability of HST receivable and prepaid expenses which are included in the statements of financial position;

•

the estimated value of the exploration and evaluation assets which is recorded in the statements of financial position;

•

the inputs used in accounting for share based payments expense in the statements of operations and comprehensive loss;

•

the composition of deferred tax assets and liabilities included in the notes to the financial statements and whether deferred tax assets are recognized on the statements of financial position. Deferred tax assets, including those arising from un-utilized tax losses require management to assess the likelihood that the Company will generate taxable earnings in future periods, in order to utilize recognized deferred tax assets;

•

the inputs used in determining the various commitments accrued in the statements of financial position; and

•

the assessment of indications of impairment of the exploration and evaluation assets and related determination of the net realizable value and write-down of the property where applicable.

Critical judgment exercised in applying accounting policies that have the most significant effect on the amounts recognized in the financial statements, includes management’s determination that exploration, evaluation, and related costs incurred which were capitalized may have future economic benefits and may be economically recoverable.  Management uses several criteria in its assessments of economic recoverability and probability of future economic benefits including, geologic and other technical information, a history of conversion of mineral deposits with similar characteristics to its own properties to proven and probable mineral reserves, the quality and capacity of existing infrastructure facilities, evaluation of permitting and environmental issues and local support for the project.

Accounting standards not yet adopted

Standards issued but not yet effective up to the date of issuance of the Company’s financial statements are listed below. This listing is of standards and interpretations issued, which the Company reasonably expects to be applicable at a future date. The Company intends to adopt those standards when they become effective. The Company does not expect the impact of such changes on the financial statements to be material.

SAN ANTONIO VENTURES INC.
(An exploration stage company)

Notes to Condensed Interim Financial Statements
For the nine months ended December 31, 2013
As expressed in Canadian dollars
[Unaudited – prepared by management]

2.    Significant Accounting Policies (cont’d…)

Accounting standards not yet adopted (cont’d…)

Certain new accounting standards and interpretations have been published that are not mandatory for the December 31, 2013 reporting period. The following standards are assessed not to have any impact on the Company’s financial statements:

•

IFRS 9 ‘Financial Instruments: Classification and Measurement’ – effective for annual periods beginning on or after January 1, 2013, with early adoption permitted, introduces new requirements for the classification and measurement of financial instruments.

•

IFRS 10 ‘Consolidated Financial Statements’ – effective for annual periods beginning on or after January 1, 2013, with early adoption permitted, establishes principles for the presentation and preparation of consolidated financial statements when an entity controls one or more other entities.

•

IFRS 11 ‘Joint Arrangements’ – effective for annual periods beginning on or after January 1, 2013, with early adoption permitted, provides for a more realistic reflection of joint arrangements by focusing on the rights and obligations of the arrangement, rather than its legal form.

•

IFRS 12 ‘Disclosure of Interests in Other Entities’ – effective for annual periods beginning on or after January 1, 2013, with early adoption permitted, requires the disclosure of information that enables users of financial statements to evaluate the nature of, and risks associated with its interests in other entities and the effects of those interests on its financial position, financial performance and cash flows.

•

IFRS 13 ‘Fair Value Measurement’ – effective for annual periods beginning on or after January 1, 2013, with early adoption permitted, provides the guidance on the measurement of fair value and related disclosures through a fair value hierarchy.

•

IAS 27 ‘Separate Financial Statements’– as a result of the issue of the new consolidation suite of standards, IAS 27 Separate Financial Statements has been reissued, as the consolidation guidance will now be included in IFRS 10. IAS 27 will now only prescribe the accounting and disclosure requirements for investments in subsidiaries, joint ventures and associates when an entity prepares separate financial statements.

•

IAS 28 ‘Investments in Associates and Joint Ventures’ – as a consequence of the issue of IFRS 10, IFRS 11 and IFRS 12, IAS 28 has been amended and will provide the accounting guidance for investments in associates and to set out the requirements for the application of the equity method when accounting for investments in associates and joint ventures. The amended IAS 28 will be applied by all entities that are investors with joint control of, or significant influence over, an investee.

•

IAS 1 ‘Presentation of Financial Statements’ – the IASB amended IAS 1 with a new requirement for entities to group items presented in other comprehensive income on the basis of whether they are potentially reclassifiable to profit or loss.

•

IFRS 7 ‘Financial Instruments: Disclosures’ - effective for annual periods beginning on or after January 1, 2015, is amended to outline the disclosure required when initially applying IFRS 9 Financial Instruments.

•

IAS 19 ‘Employee Benefits’ – a number of amendments have been made to IAS 19, which included eliminating the use of the “corridor” approach and requiring remeasurements to be presented in OCI. The standard also includes amendments related to termination benefits as well as enhanced disclosures.

SAN ANTONIO VENTURES INC.
(An exploration stage company)

Notes to Condensed Interim Financial Statements
For the nine months ended December 31, 2013
As expressed in Canadian dollars
[Unaudited – prepared by management]

3.

Equipment

Cost	Computer Equipment
March 31, 2012	$-
Additions	755
March 31, 2013 and December 31, 2013	$755

Accumulated Amortization
March 31, 2012	$-
Additions	227
March 31, 2013	$227
Additions	118
December 31, 2013	$345

Carrying Amounts
March 31, 2013	$528
December 31, 2013	$410

4.

Exploration and Evaluation Assets

Fame Property, Clinton Mining Division, British Columbia

Pursuant to an option agreements dated September 27, 2010,  the Company was granted an option to acquire an undivided 100% interest in eleven mineral claims situated in the Clinton B.C., and the Company agrees to the following:

Date	Cash	Shares

Upon signing (paid )	$ 15,000	-
Within 15 days after listing of the Company’s shares on the TSXV (paid and issued)	$ 25,000	100,000
	$ 40,000	100,000

SAN ANTONIO VENTURES INC.
(An exploration stage company)

Notes to Condensed Interim Financial Statements
For the nine months ended December 31, 2013
As expressed in Canadian dollars
[Unaudited – prepared by management]

4.

Exploration and Evaluation Assets (cont’d…)

Fame Property, Clinton Mining Division, British Columbia (cont’d…)

Expenditure related to the properties can be summarized as follows:

	Balance		Balance		Balance
	March 31		March 31		December 31
	2012	Additions	2013	Additions	2013
	$	$	$	$	$
Acquisition costs
Additions during the period
Property option payments – cash	40,000	-	40,000	-	40,000
Property option payments – shares	20,000	-	20,000	-	20,000
	60,000	-	60,000	-	60,000
Exploration costs
3D IP Survey	58,125	-	58,125	-	58,125
Airborne geophysical survey	104,165	-	104,165	-	104,165
Equipment rental	400	-	400	-	400
Field costs	4,450	-	4,450	-	4,450
Filing and assessments	12,811	-	12,811	-	12,811
Geological consulting	14,860	1,200	16,060	700	16,760
Grid work and soil sampling	56,287	-	56,287	-	56,287
Project management	36,788	-	36,788	-	36,788
Sample Preparation and analysis	83,500	-	83,500	-	83,500
Technical report	15,737	2,400	18,137	210	18,137
Travel, supplies and field expenses	26,352	-	26,352	-	26,352
Mineral exploration tax credit	-	-	-	(54,421)	(54,420)
	413,475	3,600	417,075	(53,511)	363,564

Balance, end of period	473,475	3,600	477,075	(53,511)	423,564

As at December 31, 2013, March 31 2013 and March 31, 2012 the Company has fulfilled the required considerations pursuant to the Agreement. As a result, the title to the mineral claims was fully transferred to the CEO of the Company, who has agreed to hold the claims in-trust and on behalf of the Company.

SAN ANTONIO VENTURES INC.
(An exploration stage company)

Notes to Condensed Interim Financial Statements
For the nine months ended December 31, 2013
As expressed in Canadian dollars
[Unaudited – prepared by management]

5.

Share Capital

a)

Authorized:  100,000,000 common shares with no par value

b)

Issued and Outstanding

The Company issued 1 incorporator’s share on June 9, 2010, which was repurchased and cancelled by the Company during the period ended March 31, 2011.

During the period from incorporation to March 31, 2011, the Company issued 1,225,000 common shares at $0.01 per share, 1,800,000 common shares at $0.05 per share and 2,300,000 common shares at $0.10 per share in the same month when there has been no significant transaction in the operation. As a result, the $0.01 and $0.05 issued common shares were revalued to $0.10 per share and the Company recognized a stock-based compensation of $200,250.

During the period from incorporation to March 31, 2011, the Company issued a total of 3,350,000 flow-through shares for cash consideration of $154,750, of which $125,691 has been spent on exploration expenditures. The Company renounced the full amount raised for the eligible Canadian Exploration Expenses in favour of flow-through shareholders. The Company is required to spend the remaining balance in subsequent periods. Accordingly, the amount will not be available to the Company for future deductions from taxable income.

As at March 31, 2012, the Company had incurred an additional $29,059 of qualifying Canadian exploration expenditures (as defined in the Canadian Income Tax Act) pursuant to the terms of issuance of the flow-through shares.

On November 3, 2011, the Company completed its Initial Public Offering (“IPO”) of 3,957,500 common shares at $0.20 per share for gross proceeds of $791,500. In connection with the IPO, the Company has paid to the IPO agent a cash commission of $79,150 and a corporate finance fee of $10,000 and issued 100,000 common shares of the Company at a value of $0.20 per share. The Company also issued 395,750 Agents’ Warrants to the agent to purchase up to 395,750 common shares exercisable for a period of 24 months from the date of listing of the common shares on the Exchange at a price of $0.20 per common share, at a fair value of $41,762. The fair value of these warrants was $0.11 per share where the exercise price is equal to the market price at the date of grant and the fair value of each warrant granted is calculated using the Black-Scholes pricing model assuming a risk-free interest rate of 1.01%, a dividend yield of nil, an expected volatility of 101% and an average expected life of 2 years. An additional $91,032 was incurred for legal, filing fees and other costs related to the share issuance.

During the fiscal year ended March 31, 2012 the Company issued 100,000 common shares for property option payments at a deemed value of $0.20 per share (See Note 3).

SAN ANTONIO VENTURES INC.
(An exploration stage company)

Notes to Condensed Interim Financial Statements
For the nine months ended December 31, 2013
As expressed in Canadian dollars
[Unaudited – prepared by management]

5.

Share Capital (cont’d…)

c)

Stock Options (cont’d…)

The Company has a stock option plan whereby the Company is authorized to grant options to executive officers and directors, employees and consultants enabling them to acquire up to 10% of the issued and outstanding common shares of the Company.  Under the plan, the exercise price of each option will not be less than the discounted market price of the common shares as permitted by the TSX Venture Exchange policies. The options can be granted for a maximum term of 5 years.  As at March 31, 2011, the Company issued non-transferable stock options to its executive officers and directors for the right to purchase up to 532,500 common shares of the Company, exercisable at a price of $0.20 per share for two years, granting and vesting immediately upon the date of the listing of the Company’s shares on the TSX Venture Exchange on November 3, 2011. No share based payments was recorded in the fiscal period ended March 31, 2011.  Share based payments of $54,462 was recorded on the vesting date, as the fair value of the options were calculated using the Black-Scholes fair value option pricing model as of that date.   Pursuant to the terms of the Company’s stock option plan, 100,000 of these options expire on the earlier date of January 3, 2013, being the anniversary date of the death of an option holder.

The Company granted an additional 100,000 incentive stock options to a new officer to purchase up to 100,000 shares, exercisable on or before January 11, 2014, at a price of $0.20 per share. These options vested immediately upon the grant date. Share based payments of $10,727 was recorded as the estimated fair value of the options is $0.11 where the exercise price is equal to the market price at the date of grant.

The fair value of options granted during the fiscal year ended March 31, 2012 was determined using the Black-Scholes option pricing model, and the following weighted average assumptions:

Risk-free interest rate	1.01 to 1.02%
Expected life of options (years)	1.17 - 2 years
Annualized volatility	100.53 – 107.16%
Dividends	0.00%
Expected annual forfeitures	0.00%
Fair value of stock	$0.088 - $0.107

The following is a summary of option transactions under the Company’s stock option plan:

Number of Options Outstanding	Number of Options Exercisable	Exercise Price per Option	Years to expiry	Expiry Date
		$

100,000	100,000	0.20	0.03	January 11, 2014
100,000	100,000	0.20	0.03

On January 11, 2014 all 100,000 outstanding incentive stock options expired without being exercised. See Subsequent Event Note 11.

SAN ANTONIO VENTURES INC.
(An exploration stage company)

Notes to Condensed Interim Financial Statements
For the nine months ended December 31, 2013
As expressed in Canadian dollars
[Unaudited – prepared by management]

5.

Share Capital (cont’d…)

c)

Stock Options (cont’d…)

	Nine months ended December 31 2013		Fiscal year ended March 31 2013
	Number of Options	Weighted Average Exercise Price	Number of Options	Weighted Average Exercise Price
		$		$
Outstanding, beginning of period	532,500	0.20	632,500	0.20
Expired	(432,500)	-	(100,000)	0.20
Outstanding, end of period	100,000	0.20	532,500	0.20
Weighted average life (years)	0.03		0.63

See subsequent events, Note 11.

d)

Warrants

At December 31, 2013, the Company had Nil (March 31, 20113 - 395,750) share purchase warrants outstanding entitling the holders thereof the right to purchase one common share as follows:

	December 31 2013
	Number of Options	Weighted Average Exercise Price
		$
Outstanding, as at December 31, 2012 and March 31, 2013	395.750	0.20
Expired, as of November 3, 2013	(395,750)	($0.20)
Outstanding, December 31, 2013	-	-

e)

Escrow Shares

As at December 31, 2013, the Company has 735,000 (March 31, 2013: 1,470,000) common shares held in escrow.  These common shares held in escrow are released as follows:  10% released on the date the Company’s securities were listed on a Canadian exchange (November 3, 2011) and 15% (367,500 common shares) released every six months thereafter, subject to acceleration provisions provided for in National Policy 46-201 – Escrow for Initial Public Offerings

SAN ANTONIO VENTURES INC.
(An exploration stage company)

Notes to Condensed Interim Financial Statements
For the nine months ended December 31, 2013
As expressed in Canadian dollars
[Unaudited – prepared by management]

5.

Share Capital (cont’d…)

f)

Flow-through shares

Proceeds from common shares issued pursuant to flow-through financings are credited to capital stock.  Once incurred, these expenditures are included in mineral properties, but are not available as a tax deduction to the Company as the tax expenditures have been renounced to the investors.

6.

Related Party Transactions

During the nine months ended December 31, 2013, the Company has the following related party transactions:

a)

Paid consulting fees in the amount of $45,000 (2012 - $45,000) to a company controlled by the Company’s President.

b)

Paid or accrued $ 13,500 (2012 - $ 13,500) to the Company’s Chief Financial Officer.

These transactions are in the normal course of operations and have been valued in these financial statements at the exchange amount, which is the amount of consideration established and agreed to by the related party.

7.

Financial Instruments

The Company’s financial instruments are exposed to certain financial risks, including liquidity risk, interest rate risk and foreign currency risk.

Liquidity risk

The Company’s approach to managing liquidity risk is to ensure that it will have sufficient liquidity to meet liabilities when due. As at December 31, 2013, the Company had a cash and cash equivalents balance of $ 162,179 (March 31, 2013 - $ 220,347) to settle accounts payable and accrued liabilities of $ 14,335 (March 31, 2013 - $ 15,625). All of the Company’s financial liabilities have contractual maturities of less than 30 days and are subject to normal trade terms.

Historically, the Company’s sole source of funding has been the issuance of equity securities for cash, primarily through private placements. The Company’s access to financing is always uncertain. There can be no assurance of continued access to significant equity funding.

Market risk

Market risk is the risk of loss that may arise from changes in market factors such as interest rates and foreign exchange rates.

(a)

Interest rate risk

The Company has cash and cash equivalents balances and no interest-bearing debt.  The Company believes it has no significant interest rate risk.

SAN ANTONIO VENTURES INC.
(An exploration stage company)

Notes to Condensed Interim Financial Statements
For the nine months ended December 31, 2013
As expressed in Canadian dollars
[Unaudited – prepared by management]

7.

Financial Instruments  (cont’d…)

Market risk (cont’d…)

(b)

Foreign currency risk

The Company does not hold balances in foreign currencies which would give rise to exposure to foreign exchange risk.

Fair value hierarchy

The Company applied the following fair value hierarchy which prioritizes the inputs used in the valuation methodologies in measuring fair value into three levels:

The three levels are defined as follows:

•

Level 1 – inputs to the valuation methodology are quoted prices (unadjusted) for identical assets or liabilities in active markets.

•

Level 2 – inputs to valuation methodology include quoted prices for similar assets and liabilities in active markets, and inputs that are observable for the asset or liability, either directly or indirectly, for substantially the full term of the financial instrument.

•

Level 3 – inputs to the valuation methodology are unobservable and significant to the fair value measurement.

As at December 31, 2013, the Company’s financial instruments are cash and cash equivalents $162,179   (March 31, 2013 - $ 220,347), which is considered to be Level 1 instruments.

8.

Commitments

The Company entered into a contract for service agreement with an officer and director of the Company to provide management services for $5,000 per month. The service agreement was renewed on January 1, 2014 for $3,000 per months for another 2 years

9.

Capital Management

The Company manages its capital structure and makes adjustments to it, based on the funds available to the Company, in order to support the acquisition, exploration and development of mineral properties. The Board of Directors does not establish quantitative return on capital criteria for management, but rather relies on the expertise of the Company’s management to sustain future development of the business.

The properties in which the Company currently has an interest are in the exploration stage; as such the Company has historically relied on the equity markets to fund its activities. In order to carry out the planned exploration and pay for administrative costs, the Company will spend its existing working capital and raise additional amounts as needed. The Company will continue to assess new properties and seek to acquire an interest in additional properties if it feels there is sufficient geologic or economic potential and if it has adequate financial resources to do so.

SAN ANTONIO VENTURES INC.
(An exploration stage company)

Notes to Condensed Interim Financial Statements
For the nine months ended December 31, 2013
As expressed in Canadian dollars
[Unaudited – prepared by management]

9.

Capital Management

The capital structure of the Company consists of shareholder’s equity, comprising issued capital and deficit. The Company is not exposed to any externally imposed requirements. Management reviews its capital management approach on an ongoing basis and believes that this approach, given the relative size of the Company, is reasonable.

10.

Supplemental Disclosure With Respect To Cash Flows

There is no supplemental disclosure with respect to cash flows for the nine months ended December 31, 2013.

11.

Subsequent events

The Company was committed pursuant to a contract for service agreement with an officer and director of the Company to provide management services for $5,000 per month. The service agreement was renewed on January 1, 2014 for $3,000 per months for another 2 years.

On January 11, 2014, 100,000 incentive stock options expired without being exercised (Note 5).